UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 11, 2023

TLGY Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41101	98-1603634
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4001 Kennett Pike, Suite 302 Wilmington, DE	19807
(Address of principal executive offices)	(Zip Code)

(1) 302 - 803 - 6849

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	TLGYU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	TLGY	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	TLGYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into A Material Definitive Agreement.

As previously reported, on June 21, 2023, TLGY Acquisition Corporation, a Cayman Islands exempted company (“TLGY”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among TLGY, Virgo Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of TLGY (“Merger Sub”), Verde Bioresins, Inc., a Delaware corporation (“Verde”), and, solely for Sections 3.07, 3.10, 7.13 and Article XI thereof, TLGY Sponsors LLC, a Cayman Islands limited liability company. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein shall have the meanings given to them in the Merger Agreement.

On August 11, 2023, TLGY, Merger Sub and Verde entered into a First Amendment to the Agreement and Plan of Merger (the “Amendment Agreement”) pursuant to which the parties thereto agreed to certain administrative amendments to the form of Acquiror Charter by deleting Exhibit D to the Merger Agreement in its entirety and replacing it with a new Exhibit D to the Merger Agreement in the form attached to the Amendment Agreement as Annex A.

Furthermore, pursuant to the Amendment Agreement, the parties thereto agreed that promptly following the Merger (unless otherwise agreed by Verde and TLGY), the Surviving Corporation shall merge (the “Second Merger”) with and into a newly formed, wholly-owned, direct limited liability company subsidiary of TLGY (“Merger Sub II”) (which TLGY shall form prior to the Third Closing Date for the sole purpose of the Second Merger) pursuant to the terms of an agreement and plan of merger, which shall be in form and substance reasonably satisfactory to each of Verde and TLGY, whereupon the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub II shall be the surviving entity of such merger.

A copy of the Amendment Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Amendment Agreement is qualified in its entirety by reference thereto.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	First Amendment to the Agreement and Plan of Merger, dated as of August 11, 2023, by and among TLGY, Merger Sub and Verde
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 11, 2023

TLGY ACQUISITION CORPORATION

By:	/s/ Jin-Goon Kim
Name:	Jin-Goon Kim
Title:	Chairman and Chief Executive Officer